Ex.77E

LEGAL PROCEEDINGS

1.	Tribune Company

In November 2010, Harbor Mid Cap Value Fund was named as a defendant and a putative member of the proposed defendant class of shareholders in the case entitled Official Comm. of Unsecured Creditors of Tribune Co. v. FitzSimons (In re Tribune Co.), (the FitzSimons action) as a result of its ownership of shares in the Tribune Company (Tribune) in 2007 when Tribune effected a leveraged buyout transaction (LBO) by which Tribune converted to a privately-held company. In its complaint, the Unsecured Creditors Committee (the UCC) has alleged that, in connection with the LBO, insiders and major shareholders were overpaid for their Tribune stock using financing that the insiders knew would, and ultimately did, leave Tribune insolvent. The UCC has asserted claims against certain insiders, major shareholders, professional advisers, and others involved in the LBO, and is attempting to obtain from these individuals and entities the proceeds paid out in connection with the LBO.

In June 2011, another group of Tribune creditors, not including the UCC, filed multiple actions involving state law constructive fraudulent conveyance claims against former Tribune shareholders (SLCFC actions). Many of these actions name defendant classes comprised of former Tribune shareholders that received proceeds in connection with the LBO. Harbor Mid Cap Value Fund also has been named in one or more of these suits. The FitzSimons action has now been consolidated with the majority of the other Tribune-related lawsuits in the multidistrict litigation proceeding In re Tribune Co. Fraudulent Conveyance Litig. (MDL Proceeding). On September 7, 2012, the Court issued a Master Case Order in the MDL Proceeding. This order designated several law firms to serve as members of executive committees of defense counsel in the SLCFC actions and in the FitzSimons action. The order also established a briefing schedule for motions to dismiss in the SLCFC actions; no schedule has yet been established in the FitzSimons action. The Court also ordered that the plaintiffs deadline to serve summonses and complaints is extended through January 15, 2013. Finally, the Court ordered that merits discovery will be stayed until further order of the Court.
On November 6, 2012, the defendants moved to dismiss the lawsuits alleging SLCFC claims. The Court has not yet issued a decision on the motion.

None of these lawsuits allege any wrongdoing on the part of Harbor
Mid Cap Value Fund. Harbor Mid Cap Value Fund held shares of Tribune and tendered these shares as part of Tribunes LBO. The value of the proceeds received by Harbor Mid Cap Value Fund was approximately $299. Harbor Mid Cap Value Funds cost basis in the shares of Tribune was approximately $262. At this stage of the proceedings, Harbor Mid Cap Value Fund is not able to make a reliable prediction as to the outcome of these lawsuits or the effect, if any, on the Funds net asset value.

2.	Lyondell Chemical Company

In October 2011, Harbor Capital received subpoenas in connection with two cases: Weisfelner, as Trustee of the LB Creditor Trust v. Fund 1 (In re Lyondell Co.), (the Creditor Trust action) and Weisfelner, as Trustee of the LB Litigation
Trust v. A. Holmes & H. Holmes TTEE (In re Lyondell Co.), (the Litigation Trust action). Both cases are related to the bankruptcy of Lyondell Chemical Company (Lyondell), shares of which were previously owned by Harbor Mid Cap Value Fund.

Similar to the claims made in the Tribune matter, the Creditor Trust action and Litigation Trust action seek to have set aside and recovered as fraudulent transfers from former Lyondell shareholders the consideration paid to them pursuant to the cash out merger of Lyondell shareholders in connection with the combination of Lyondell and Basell AF in 2007. Lyondell filed for bankruptcy in 2008. The Litigation Trust action names a class of defendants of all persons or entities that received proceeds from the Lyondell merger transaction, and the Creditor Trust action names hundreds of anonymously identified defendants. Because Harbor Mid Cap Value Fund was a beneficial owner of Lyondell stock and received proceeds from the Lyondell merger transaction, it is possible that Harbor Mid Cap Value Fund will be identified as a defendant or is already captured within the definition of the putative class in the Litigation Trust action and may also be one of the anonymously identified defendants in the Creditor Trust action.

Motions to dismiss are currently pending in the Creditor Trust action and the Litigation Trust action. On December 19, 2011, the plaintiff in the Creditor Trust action filed a Second Amended Complaint that added new defendants.

Also on December 19, 2011, the Trustee of the LB Creditor Trust filed a complaint in Weisfelner, as Trustee of the LB Creditor Trust v. Reichman, (the Reichman action). This action arises out of the same facts and circumstances alleged in the Creditor Trust and Litigation Trust actions, and names a defendant class of all persons or entities who, directly, or indirectly through one or more mediate transferors, received Shareholder Payments. The class excludes the named defendants in the Creditor Trust action and certain other entities. Although this action does not name Harbor entities as defendants, it is possible that Harbor Mid Cap Value Fund will be identified as a defendant or is already captured within the definition of the putative class because Harbor Mid Cap Value Fund was a beneficial owner of Lyondell stock and received proceeds from the Lyondell merger transaction. On April 25, 2012, the Reichman action was removed from New York state court to the United States District Court for the Southern District of New York. The following day the case was referred to the United States Bankruptcy Court for the Southern District of New York.

None of these lawsuits allege any wrongdoing on the part of Harbor Mid Cap Value Fund. Harbor Mid Cap Value Fund received approximately $1,439 in cash proceeds from the cash out merger. Harbor Mid Cap Value Funds cost basis in the shares of Lyondell was approximately $931. At this stage of the proceedings, Harbor Mid Cap Value Fund is not able to make a reliable prediction as to the outcome of these lawsuits or the effect, if any, on the Funds net asset value.